SCHEDULE 13G FOR DECEMBER 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549









SCHEDULE 13G   (Amendment No. __1__)

Under the Securities Exchange Act of 1934


CSP Inc.
___________________________________
(Name of Issuer)



Common Stock (par value $0.01 per share)
___________________________________
(Title of Class of Securities)



126389105
___________________________________
(CUSIP Number)



December 31, 2004
____________________________________
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


















CUSIP No. 126389105  SCHEDULE 13G
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1.	Name of Reporting Entity:    	Sterling Capital Management, Inc.

        IRS Identification Number for Entity Above:  	  43-1472064


2.	Check the Appropriate Box if a Member of a Group
        (a)	[ ]
        (b)	[ ]
        (c)	[ ]


3.	SEC USE ONLY


4.	Citizenship or Place of Organization:    Missouri


			       5.   Sole Voting Power:    61,670


	NUMBER OF	       6.   Shared Voting Power:   -0-
	SHARES
	BENEFICIALLY
	OWNED BY EACH          7.   Sole Dispositive Power:  -0-
	REPORTING
	PERSON WITH
		               8.   Shared Dispositive Power:   177,450


9.	Aggregate Amount Beneficially Owned by each Reporting Person:     239,120


10.	Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares* [ ]


11.	Percent of Class Represented by Amount in Row 9:    6.7%


12.	Type of Reporting Person*:   	IA















CUSIP No. 126389105  SCHEDULE 13G
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1.	Name of Reporting Person:    	William G. Lauber

        IRS Identification Number for Person Above:


2.	Check the Appropriate Box if a Member of a Group
        (a)	[ ]
        (d)	[ ]
        (c)	[ ]


3.	SEC USE ONLY


4.	Citizenship or Place of Organization:    United States of America


			       5.   Sole Voting Power:    35,670


	NUMBER OF	       6.   Shared Voting Power:   -0-
	SHARES
	BENEFICIALLY
	OWNED BY EACH          7.   Sole Dispositive Power:    35,670
	REPORTING
	PERSON WITH
		               8.   Shared Dispositive Power:   177,450



9.	Aggregate Amount Beneficially Owned by each Reporting Person:     213,120


10.	Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares* [ ]


11.	Percent of Class Represented by Amount in Row 9:    5.9%


12.	Type of Reporting Person*:   	IN
















CUSIP No. 126389105  SCHEDULE 13G
Page 4 of 8




1.	Name of Reporting Person:    	Janice C. Lauber

        IRS Identification Number for Person Above:


2.	Check the Appropriate Box if a Member of a Group
        (a)   [ ]
        (b)   [ ]
        (c)   [ ]


3.	SEC USE ONLY


4.	Citizenship or Place of Organization:    United States of America


			    5.	Sole Voting Power:    35,400


	NUMBER OF	    6.	Shared Voting Power:    -0-
	SHARES
	BENEFICIALLY
	OWNED BY EACH       7.  Sole Dispositive Power:   35,400
	REPORTING
	PERSON WITH
		            8. 	Shared Dispositive Power:   177,450


9.	Aggregate Amount Beneficially Owned by each Reporting Person:     212,850


10.	Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares* [ ]


11.	Percent of Class Represented by Amount in Row 9:    5.9%


12.	Type of Reporting Person*:   	IN















CUSIP No. 126389105  SCHEDULE 13G
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Item 1(a).	Name of Issuer.

	        CSP Inc.


Item 1(b).	Address of Issuer's Principal Executive Offices.

	        43 Manning Road, Billerica, Massachusetts 01821-3901


Item 2(a).	Names of Persons Filing.

	        Sterling Capital Management &
                William G. Lauber &
                Janice C. Lauber


Item 2(b).	Address of Principal Business Office or, if none, Residence.

  	        Sterling Capital Management, Inc.
                12300 Old Tesson Rd., Suite 100C
                St. Louis, MO  63128

                Same office address for William & Janice Lauber.


Item 2(c).	Citizenship.

                Sterling Capital Management, Inc. is a Missouri Corporation. William & Janice Lauber are U.S. Citizens.


Item 2(d).	Title of Class of Securities.

	        Common Stock (par value $0.01 per share)


Item 2(e).	CUSIP Number.

	        126389105







CUSIP No. 126389105  SCHEDULE 13G
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Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
            or(c), check whether the person filing is a:


(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78c).
(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15) U.S.C. 78c).
(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act
         (15 U.S.C.78c).
(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).
(e)  [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14)of the Investment Company act of 1940 (15 U.S.C. 80a-3).
(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).




If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]


Item 4.	Ownership.

        The total aggregate amount of issuer's securities owned by filer is 239,120 shares, which represents 6.7% of the issued class. Of these shares, 177,450 are owned by clients of Sterling Capital Management, a registered investment adviser, which has a beneficial interest in the shares by virtue of its discretion over, and shared power to dispose of, the shares. 26,270 of the total aggregate shares are owned in an individual capacity or as Custodian by William G. Lauber, President, of Sterling Capital Management, who has sole power to vote and dispose of these shares. 26,000 shares of the total aggregate shares are owned by Janice C. Lauber, Vice President of Sterling Capital Management, who has sole power to vote and dispose of these shares. 9,400 shares of the total aggregate shares are owned by William G. Lauber & Janice C. Lauber jointly, sharing power to vote and dispose of these shares.



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.












CUSIP No. 126389105  SCHEDULE 13G
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Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

        The clients of Sterling Capital Management, a registered investment adviser, have the power to direct the receipt of dividends from, and the proceeds from the sale of, 177,450 of the shares included on this schedule. No one client has such power over 5% or more of the share class.



Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.



Item 8.	Identification and Classification of Members of the Group.

	Not applicable.



Item 9.	Notice of Dissolution of Group.

	Not applicable.



Item 10.  Certification.

	By their signature, the undersigned certify that, to the best of their knowledge and belief, the securities referred to in this schedule were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











CUSIP No. 126389105  SCHEDULE 13G
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Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




DATED:	February 4, 2005

Sterling Capital Management, Inc.


WILLIAM G. LAUBER

_________________________________
By:  William G. Lauber, President







DATED:	February 4, 2005



WILLIAM G. LAUBER

_________________________________
By:  William G. Lauber







DATED:  February 4, 2005



JANICE C. LAUBER

_________________________________
By:  Janice C. Lauber